COLUMBIA FUNDS SERIES TRUST II

290 Congress Street

Boston, MA 02210

December 9, 2022

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II (the Registrant) Columbia Ultra Short Duration Municipal Bond Fund	Post-Effective Amendment No. 233 (the Filing) File No. 333-131683/811-21852

Dear Mr. Cowan:

This letter responds to comments received from the staff of the Securities and Exchange Commission (the Staff) on November 17, 2022 for the Filing filed by and on behalf of the Registrant on behalf of its series, Columbia Ultra Short Duration Municipal Bond Fund.

Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Fees and Expenses of the Fund:

Comment 1:	At least five business days prior to the effective date, please file on Edgar responses to Staff comments, along with revised disclosure, and the complete Annual Fund Operating Expenses and Expense example tables.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses and Expense Example tables for the Fund.

Summary of the Fund - Principal Risks

(Revisions will be reflected in the corresponding disclosure in the More Information About the Fund section, as necessary.)

Comment 2:	The Fund’s Principal Risks should be presented in order of significance to the Fund rather than in alphabetical order. Please revise. Please see IM Director’s October 2018 speech and IM Guidance 2014-08 (Risk Guidance).

Response:	We have considered this comment and have taken measures across the fund complex to identify, at the very beginning of each Fund’s Principal Risks discussion, what the Fund views as its main principal risks, which is meant to guide investors as to the few key risks of investing in the Fund. We believe this approach to be consistent with the intent and spirit of ADI 2019-08. Also, the Fund notes that in the adopting release for the proposed rule on Tailored Shareholder Reports for Mutual Funds and Exchange Traded Funds, the Commission determined not to adopt proposed risk disclosure amendments that would have required that funds’ descriptions of principal risks be organized in order of importance (Release No. IC-34731). Therefore, the Fund does not intend to revise the presentation of its principal risk disclosures.

Comment 3:	In the first paragraph under Principal Risks, delete the named risks and instead list in order of importance since all of the risks set forth in the section are to be principal risks.

Response:	The disclosure will be retained consistent with our response to Comment 2.

Comment 4:	In the second sentence of the first paragraph under Principal Risks, replace “these and other” with “the.”

Response:	The disclosure will be retained consistent with our response to Comment 2.

Comment 5:	In the Principal Risks discussion of Interest Risk, please update as the Federal Reserve has increased interest rates to fight inflation.

Response:	This risk disclosure has been revised to strike the sentence “This risk may be particularly acute in the current market environment.”

Comment 6:	In Principal Risks discussion, in the Municipal Securities Risk discussion be more specific of risks of investments in any particular jurisdiction (for example, Puerto Rico) experiencing financial distress.

Response:	The Fund does not have material exposure to any such jurisdictions and therefore the requested disclosure is unnecessary.

Summary of the Fund - Performance Information

Comment 7:	In the introduction to the performance tables, add the underlined language to this sentence: “The Fund does not assess sales charge on Class A shares and the maximum applicable sales charge on the corresponding class of the Predecessor Fund was 2.00% and is reflected in the Average Annual Total Return table below.

Response:	This sentence will be deleted from the definitive filing because the average annual total return table no longer reflects any sales charges; therefore, the disclosure is no longer needed.

Comment 8:	Clarify which class is shown in the bar chart, and if the class has a sales load, note that the load is nor reflected in the returns.

Response:	The bar chart shows Class Adv performance, which does not have a sales charge.

More Information About the Fund - Principal Investment Strategies

Comment 9:	Include a brief summary of the Fund’s security identification, evaluation, and selection approach in the Summary.

Response:	After careful consideration, the Registrant has determined to leave the disclosure in the More Information About the Fund section and Summary of the Fund section as is, as the Registrant believes that such disclosure is consistent with Form N-1A.

Comment 10:	In the fifth paragraph of the Principal Investment Strategies, in the first sentence the factors should be specified and discussed.

Response:	The disclosure will be revised as follows:

Columbia Management Investment Advisers, LLC (the Investment Manager) evaluates a number of factors in identifying investment opportunities and constructing the Fund’s portfolio, including local, national and global economic conditions, market conditions, interest rate movements and other relevant factors in allocating the Fund’s assets among issuers, securities, maturities, credit qualities, and industry sectors, while also taking into consideration the creditworthiness of the issuer of the security and the various features of the security, such as its interest rate, yield, maturity, any call features and value relative to other securities.

Comment 11:	In the fifth paragraph of the Principal Investment Strategies, the second sentence is a bit confusing whether this sentence is citing the factors referenced in the prior sentence or not. If not, and these are additional considerations, please identify the factors referenced in the first sentence. Also, how are these factors weighed?

Response:	Please see the response to Comment 10.

Comment 12:	In the sixth paragraph in the second sentence, how do these factors fit with the others mentioned in previous paragraph? Please revise to be more specific about criteria used to select investment and how these factors/criteria are weighted.

Response:	Please see the response to Comment 10.

Comment 13:	Frequent trading policy should be disclosed in the Principal Investment Strategies see item 9(b) and instructions.

Response:	The disclosure will be included in the definitive filing.

More Information About the Fund — Principal Risks

Comment 14:	Please note that the risk disclosure in the More Information About the Fund section is substantially identical to the risk disclosure in the Summary of the Fund section. Please revise so that the Summary will be consistent with Item 4(b)((1)((i).

Response:	We appreciate the Staff’s comment and have reviewed IM Guidance 2014-08. In our view, the disclosure of principal risks and principal investment strategies of investing in the Fund in response to Item 4 accurately summarizes the key information that is important to an investor decision, and we do not believe the Item 4 disclosure reflects long, complex and detailed descriptions of principal risks and principal investment strategies that are dense and not user-friendly, as discussed in IM Guidance 2014-08. Certain principal risk and principal investment strategy disclosures provided in response to Item 9 are identical to those provided in response to Item 4 which reflects our view that, in such instances, expanding on the key information provided in response to Item 4 would not add significant incremental benefit to making an investment decision. While we understand that information disclosed in response to Item 4 need not be repeated in response to Item 9, we believe omitting such information in response to Item 9 could result in investor confusion and misunderstanding of the principal risks and principal investment strategies of investing in the Fund.

More Information About the Fund — Additional Investment Strategies and Policies

Comment 15:	The staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in the fund’s statement of additional information rather than in the fund’s prospectus. The staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response:	After giving consideration to the comment, the Registrant elects to include certain information, including certain investment strategies and the risks thereof that are not principal investment strategies of the Fund, in the prospectus in accordance with General Instruction C.3(b) of Form N-1A.

Comment 16:	In the discussion under the heading Transactions in Derivatives, tailor the Rule 18f-4 disclosure discussion based on whether the Fund is a limited user or one subject to requirement of risk management program and VAR test. Also, revise to make clear that the Fund is now complying with this rule.

Response:	The disclosure will be revised to read: “As of the date of this prospectus, the Fund is not required to maintain a comprehensive derivatives risk management program under Rule 18f-4 given its more limited use of derivatives. For more information on the risks of derivative investments and strategies, see the SAI.”

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS

Comment 17:	With respect to the table providing hyperlinks to the funds’ annual reports, an auditor’s consent is needed for each fund whose financials are incorporated by reference. Otherwise, delete the statement as to other funds not amended by this registration statement.

Response:	Section 7(a) of the Securities Act provides that “[i]f any accountant . . . is named as having prepared or certified any part of the registration statement, or is named as having prepared or certified a report . . . for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement.” Rule 439(a) under the Securities Act provides that “[i]f the Act or the rules and regulations of the Commission require the filing of a written consent to the use of any material in connection with the registration statement, such consent shall be filed as an exhibit to the registration statement even though the material is incorporated therein by reference.” The Columbia Funds’ practice with respect to auditor consents is consistent with these requirements. The Statement of Additional Information includes the Funds, which intends to file a post-effective amendment to its registration statement pursuant to Rule 485 under the Securities Act as well as other series of the Registrant that are not amending their registration statement (Other Funds). An auditor’s consent will be filed as an exhibit in the 485(b) submission of the registration statement for the Fund. Likewise, when the Other Funds previously filed a post-effective amendment to the registration statement pursuant to Rule 485, an auditor’s consent was filed as an exhibit. With respect to the Other Funds, the reference in the Statement of Additional Information to the auditor is not being made in connection with the registration statement because they are not filing an amendment to the registration statement – the Other Funds and other classes of the Funds will be filing the Statement of Additional Information pursuant to Rule 497 under the Securities Act. Therefore, an additional filing of the auditor consent is not required and does not warrant any additional cost or burden to the Other Funds of securing and filing such consent in addition to the consent filed when they filed their most recent post-effective amendment to the registration statement.

Comment 18:	In the Concentration – D section of Fundamental and Non-Fundamental Policies, please clarify how the Fund will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities.

Please note that a fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

Alternatively, a fund can provide an exception for these private activity municipal securities as follows: “other than municipal securities backed principally from the assets and revenues of non-governmental users.”

Response:	SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the 1940 Act does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” The Fund will implement its concentration policy with respect to investments in any private activity municipal debt securities issued by non-governmental entities in a manner consistent with SEC Release No. IC-9785.

Comment 19:	Also, in the Concentration – D section in the footnote, please revise the second sentence to replace “concentration policies” to “investments.”

Response:	This revision will be reflected in the definitive filing.

Comment 20:	Under the Names Rule Policy section, please delete the disclosure underlined below as it is not consistent with the Rule 35d-1 asset-based test.

To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments will be valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the adviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value.

Response:	The Fund counts derivatives towards satisfaction of the 80% test in a manner consistent with the Commission’s statement that, “[i]n appropriate circumstances an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001).

Comment 21:	In the footnote to the Types of Investments table, although the parenthetical states “described in its prospectuses,” the prospectus does not describe the type of duration used by the fund. Please include this disclosure in the prospectus.

Response:	We have revised the SAI to add a description of the type of duration used by the Fund.

Comment 22:	In the last paragraph under the heading Risk of Potential Governmental Regulation of Derivatives, please revise this entire disclosure for how the fund is complying with new rule. This generic disclosure is not appropriate. Also, please note that the disclosure indicating that compliance with Rule 18f-4 will negatively impact the fund’s performance should be removed.

Response:	We have deleted the following disclosure:

Additionally, in October 2020, the SEC adopted new regulations governing the use of derivatives by registered investment companies. Rule 18f-4, among other things, requires funds that invest in derivative instruments beyond a specified limited amount to apply a value-at-risk-based limit to its portfolio and establish a comprehensive derivatives risk management program. A fund that uses derivative instruments in a limited amount will not be subject to the full requirements of Rule 18f-4. Compliance with Rule 18f-4 is required from and after August 19, 2022. Rule 18f-4 could have an adverse impact on the Fund’s performance and ability to implement its investment strategies as it has historically.

Comment 23:	Please move all of the disclosure under the Conduct of the Trust’s Business section, to the appropriate location in the Fund’s prospectus.

Response:	The disclosure is included in the Funds’ SAI even though it does not appear to be specifically required by any item of Form N-1A. The Fund respectfully submits that the current disclosure and its placement is appropriate.

Comment 24:	Please revise the disclosure under Conduct of the Trust’s Business regarding shareholder derivative claims to include the following sentence regarding the carve-out under federal securities law: “The preceding provision shall not apply to derivative claims arising under the federal securities laws.”

Response:	The Fund respectfully declines to make the requested change. The Fund notes that in Kamen v. Kemper Financial Services, Inc., 500 U.S. 90 (1991), the Supreme Court found that state law governs the determination of whether a plaintiff has made an adequate demand or has been excused from making such a demand in connection with a derivative action under the Investment Company Act of 1940. The Funds are not aware of any court decisions or legislation that would contradict this general principle enunciated in Kamen. Nor are the Funds aware of any court decisions or legislation that would make state law derivative demand procedures, including those set forth in the Funds’ By-Laws, generally unenforceable with respect to registered investment companies.

PART C COMMENT

Comment 25:	For exhibit (j), consent of Independent Registered Public Accounting Firm, please see comment 17.

Response:	Please see the response to Comment 17.

If you have any questions, please contact either me at (212) 850-1703 or MaryEllen McLaughlin at (617) 385-9540.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust II

Exhibit A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

Shareholder Fees (fees paid directly from your investment)
Classes A, Adv, Inst and Inst3
Maximum sales charge (load) imposed on purchases	None
Maximum deferred sales charge (load) imposed on redemptions	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class Adv	Class Inst	Class Inst3
Management fees	0.21%	0.21%	0.21%	0.21%
Distribution and/or service (12b-1) fees	0.15%	0.00%	0.00%	0.00%
Other expenses(a)	0.09%	0.09%	0.09%	0.05%
Total annual Fund operating expenses(b)	0.45%	0.30%	0.30%	0.26%
Less: Fee waivers and/or expense reimbursements(c)	0.00%	0.00%	0.00%	(0.01%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	0.45%	0.30%	0.30%	0.25%

(a)	Other expenses have been restated to reflect current fees paid by the Fund.
(b)

“Total annual Fund operating expenses” include acquired fund fees and expenses (expenses the Fund incurs indirectly through its investments in other investment companies) and may be higher than the ratio of expenses to average net assets shown in the Financial Highlights section of this prospectus because the ratio of expenses to average net assets does not include acquired fund fees and expenses.

(c)

Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) through December 31, 2023, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 0.51% for Class A, 0.36% for Class Adv, 0.36% for Class Inst and 0.25% for Class Inst3.

Example

The following example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example illustrates the hypothetical expenses that you would incur over the time periods indicated, and assumes that:

•	you invest $10,000 in the applicable class of Fund shares for the periods indicated,

•	your investment has a 5% return each year, and

•	the Fund’s total annual operating expenses remain the same as shown in the Annual Fund Operating Expenses table above.

Since the waivers and/or reimbursements shown in the Annual Fund Operating Expenses table above expire as indicated in the preceding table, they are only reflected in the 1 year example and the first year of the other examples. Although your actual costs may be higher or lower, based on the assumptions listed above, your costs would be:

	1 year	3 years	5 years	10 years
Class A (whether or not shares are redeemed)	$46	$144	$252	$567
Class Adv (whether or not shares are redeemed)	$31	$97	$169	$381
Class Inst (whether or not shares are redeemed)	$31	$97	$169	$381
Class Inst3 (whether or not shares are redeemed)	$26	$83	$145	$330